N E W S R E L E A S E

October 30, 2008

BISHA PROJECT - FINANCE AND ECONOMIC AND PROJECT UPDATE

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce that the Industrial Development Corporation of South Africa (“IDC”) has approved a US$89 million commitment to the development of the Company’s Bisha Project.  Nevsun and the Eritrean National Mining Corporation (“ENAMCO”) (collectively the “Sponsors”) own the Project, located in the Gash Barka District of Eritrea. IDC will be appointed as Lead Banker to the Project.

IDC is a national development finance institution established to promote economic growth and industrial development in South Africa. Its mandate includes the rest of the Africa continent and it operates in a broad spectrum of industries, with a primary objective to contribute to balanced, sustainable economic growth in Africa.

PROJECT FINANCE

Endeavour Financial is the financial advisor for the Bisha Project. Endeavour has been in active discussions with multiple potential lenders in recent months.  A condensed summary of recent finance related activities is as follows:

June 2008

- revised capex and lenders financial model updated

July 2008

- lenders technical due diligence completed
- information memorandum for financing purposes distributed to potential debt providers

August 2008

- site visit and country review by shortlist of potential debt providers

September 2008

- follow-up meetings with potential debt providers regarding terms of finance

October 2008

- initial lead banker selected and approval for US$89 million commitment
- other potential debt providers in the midst of their approval processes

The Sponsors are delighted to appoint IDC as lead banker for the Project. IDC’s Board of Directors has approved a US$89 million limited recourse line of senior and subordinated debt for Bisha. Documentation and fulfillment of normal conditions is expected to take place over the coming few months.

A number of other potential lenders have submitted indicative terms for the remaining funds required and the Sponsors are in the process of evaluating these proposals. These additional lenders are at various stages of internal approvals and the Sponsors will publicly release details of the finance group once the entire group of lenders has been established and commitments are in place.

In the mean time, the Project is advancing on plan using the cash strength of the Sponsors.  Based on the current finance plan, the Sponsors have sufficient cash and lines of credit to fully finance the Project. Nevsun does not expect to issue any additional equity.

PROJECT ECONOMICS

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust, even at low metal prices (1). The strengthening of the US dollar will improve the economics further regarding both capital and operating costs.

Key Project Statistics (1)

IRR

- 42%
Payback

- 1.6 years
Life of mine, net after tax cash flow

- $440 million.

(1) Assumptions

Low metals price case

- Au $600, Cu $1.50, Zn $0.50, Ag $8

Preproduction capex

- Approx. $250 million (June 2008, including contingency)

GOVERNMENT SUPPORT

The Company continues to get strong support from the Government of Eritrea, who continues to fund its pro-rata share of expenditures. The Government clearly understands the benefits that a responsible mining industry can bring to the country.

PROJECT UPDATE

Construction

Spring / summer 2008

- construction camp and facilities upgraded

August 2008

- SENET, the EPCM contractor, mobilized to site

- site clearance and heavy earth moving for plant construction started

September/ October 2008

- town site construction for 400 people well advanced (25% complete)

Pictures of activity can be found on the Nevsun web site:

 http://www.nevsun.com/bishaprojectdevelopment.html

Note that critical long lead items (such as ball and SAG mills) were ordered in early 2008 for installation during late 2009 and equipment pricing has been fixed.

Targeted commissioning is Q1 2010 and production in Q2 2010, all subject to no delays in supply of materials or finance.

Nevsun looks forward to moving the Project to the next stage.

Forward Looking Statements: The above contains forward-looking statements concerning the approved financing of the mine; current finance plan, anticipated commitments, project economics, government support, targeted commissioning and production schedule. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu08-13.doc	For further information, Contact: John Clarke, Vice Chairman (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com